UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 15, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Stillwater Mining Company

File No. 001-13053 - CF# 29373

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Stillwater Mining Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 27, 2013.

Based on representations by Stillwater Mining Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

              Exhibit 10.61   through October 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

              Pamela Howell
              Special Counsel